Flora Growth Corp. Applauds Nasdaq Board Diversity Initiative, Appoints Lead Scientific Advisor,
Dr. Annabelle Manalo-Morgan, PhD to its Board of Directors

MIAMI, FLORIDA AND TORONTO, ONTARIO – August 12, 2021 -- Flora Growth Corp. (NASDAQ: FLGC) (“Flora” or the “Company”), a leading all-outdoor cultivator and manufacturer of global cannabis products and brands, is pleased to announce that it has accelerated its transition plans to be compliant with the recently approved Nasdaq board diversity initiatives. As part of this transition, Flora is pleased to announce that Lead Scientific Advisor, Dr. Annabelle Manalo-Morgan, PhD, has been appointed to its board of directors, effective immediately.
Nasdaq’s board diversity rule, which was approved by the SEC on August 6, 2021, is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a company’s current board composition (click here to read the full details). The Flora team shares these fundamental values regarding diversity, taking meaningful action to support social equality, promoting inclusiveness, and championing each individual’s unique mix of experiences and perspectives.
Dr. Annabelle is a scientist, educator, author, mother of five, and a respected key opinion leader. She is a cell and developmental biologist with a doctorate from Vanderbilt University in Nashville, Tennessee, with a background in neuroscience from Georgetown University. She earned her PhD in Cell and Developmental Biology with a focus in Cardio-Oncology and has since become a philanthropist and entrepreneur focused on pharmaceutical innovation and clinical trial research in medical cannabis.
In conjunction with this appointment and recognizing the need to include more diverse perspectives at the board level, Flora co-founder, Stan Bharti, has made the decision to step down from his role as a director and will transition to a role as strategic advisor to the Flora board of directors. Flora’s board, management team, and employees would like to thank Mr. Bharti for his forward-thinking vision, passion, commitment, and efforts to help shape Flora into the company it is today, successfully positioning it for future growth and success. Additionally, in connection with the appointment of Dr. Annabelle to the Flora board of directors, Flora plans to form a Special Committee of the Board of Directors for the purpose of identifying, prioritizing, and launching cannabinoid-pharmaceutical research through Flora Lab in Colombia to explore advanced research and product development focused on the therapeutic application of specific cannabinoids in disease conditions.
"We are honored to welcome Dr. Annabelle to our board of directors. Her appointment will be critical to our commitment to cannabinoid research and our future success as we continue navigating complex international markets and building out our global distribution platform," said Luis Merchan, President and CEO of Flora. “Further, I’d like to applaud the efforts of the Nasdaq exchange in promoting diversity in corporate America and the efforts from the Flora team to quickly develop and execute a strategy to position us as leaders in our industry, as we strive to advance our mission of improving lives around the world through cannabis.”

“The need to be global stewards of diversity, inclusion, and equality in the cannabis industry has never been greater as the industry continues its exponential growth and acceptance around the world,” said Dr. Annabelle, Lead Scientific Advisor and Director of Flora. “Our mission is to deliver value for our shareholders through the manufacturing and sale of premium cannabis brands and products, and we believe that the best way to achieve that goal is to operate responsibly and sustainably. I’m thrilled to join the Flora board and look forward to contributing to our collective growth efforts.”
About Flora Growth Corp.
Flora is a cannabis company that leverages natural, cost-effective cultivation practices to supply cannabis derivatives to its diverse business divisions of cosmetics, hemp textiles, and food and beverage. As the operator of one of the largest outdoor cultivation facilities, Flora strives to market a higher-quality premium product at below market prices. By prioritizing natural ingredients and value-chain sustainability across its portfolio, Flora creates premium products that help consumers restore and thrive. Visit www.floragrowth.ca or follow @floragrowthcorp on social for more information.
Investor Relations Contact:
Evan Veryard
evan.veryard@floragrowth.ca
Public Relations Contact:
Cassandra Dowell
+1 (858) 264-6600
flora@cmwmedia.com
Cautionary Statement Concerning Forward-Looking Statements
This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Such forward-looking statements relate to future events or our future performance, including: changes to the Company’s board of directors and board of advisors; the formation of committees of the board of directors; the size of markets for cannabis and cannabis products; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities.  You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms.  In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business.  These and other factors may cause our actual results to differ materially from any forward-looking statement.  Forward-looking statements are only predictions.  The forward-looking events discussed in this document and other statements made from time to time by us or our representatives may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, or the forward-looking events discussed in this document and other statements made from time to time by us or our representatives not occurring, except as may be required by applicable law.